UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Amendment No. 1)

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

Immunovant, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

45258J102
(CUSIP Number)

April 9, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1 (b)
[X]	Rule 13d-1 (c)
[ ]	Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 5 Pages

CUSIP No. 45258J102	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Roderick Wong, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)	[ ]
(b)	[ ]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,426,106(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,426,106 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,426,106 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
12	TYPE OF REPORTING PERSON* IN

(1) Consists of shares owned by RTW Master Fund, Ltd., RTW Venture Fund Limited and RTW Innovation Master Fund, Ltd. (the “RTW Entities”). Roderick Wong, M.D. has voting and dispositive power over the shares owned by the RTW Entities.

CUSIP No. 45258J102	13G	Page 3 of 5 Pages

Explanatory Note

This Amendment No. 1 on Schedule 13G/A amends the Schedule 13D dated December 18, 2019 filed by the reporting person to reflect that the reporting person does not hold the securities with the purpose of or with the effect of changing or influencing the control of the issuer.

Item 1.

(a)	Name of Issuer: Immunovant, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

320 West 37th Street
New York, NY 10018

Item 2.

(a)	Name of Person Filing: Roderick Wong, M.D.

(b)	Address of Principal Business Office or if none, Residence:

412 West 15th Street, Floor 9
New York, NY 10011

(c)	Citizenship: United States of America

(d)	Title of Class of Securities: Common Stock, $0.0001 par value

(e)	CUSIP Number: 45258J102

Item 3.	Not Applicable

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

Dr. Wong beneficially owns 4,426,106 shares of Common Stock, or 7.8% of the outstanding Common Stock, which consists of shares owned by the RTW Entities, over which Dr. Wong has voting and dispositive power.

CUSIP No. 45258J102	13G	Page 4 of 5 Pages

(b)	Percent of Class: 7.8%

The foregoing percentage is based on 56,455,376 shares of common stock outstanding as of February 14, 2020.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 4,426,106

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 4,426,106

(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 45258J102	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 9, 2020

/s/ Roderick Wong
Roderick Wong, M.D.